UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 02, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR Shareholding dated 01 October 2015
Exhibit No. 2	Total Voting Rights dated 01 October 2015
Exhibit No. 3	Announcement of Covered Bond Consent Solicitations dated 16 October 2015
Exhibit No. 4	Notice of Seperate covered Bond holder meetings dated 16 October 2015
Exhibit No. 5	Notice to Covered Bondholders dated 27 October 2015
Exhibit No. 6	Publication of Prospectus dated 30 October 2015
Exhibit No. 7	Total Voting Rights dated 02 November 2015
Exhibit No. 8	Proposed acquisition of Visa Europe Ld by Visa Inc dated 02 November 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 02, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 02, 2015
By: /s/
Marie Smith
----------------------
Marie Smith
Assistant Secretary

Exhibit No. 1

1 October 2015

 Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR")

The Company announces the following transactions by PDMRs in the ordinary shares in the Company with a nominal value of 25p each (the "Shares") which took place on, and were notified to the Company on, 30 September 2015:

1. The reinvestment of an interim dividend for the year ending 31 December 2015 in Shares on behalf of PDMRs by an independent nominee, the Barclays Global Shareplans Nominee Limited.

2. The allocation of Shares to PDMRs representing the quarterly payment of the role based pay1 component of their fixed remuneration, for the three months to 30 September 2015.

The market price shown below is as at the date the Shares were provided and the place of trading was the London Stock Exchange.

The number of Shares received by PDMRs is as follows:

PDMR	No. of Shares received	Shares deducted to cover tax liabilities2	Share Price	Balance of Shares
T Morzaria - Reinvestment - Role based pay	2,318 76,191	- 35,810	£2.482 £2.461	883,698
M Harte - Reinvestment - Role based pay	1,481 71,111	- 33,423	£2.482 £2.461
B Hoyt - Reinvestment - Role based pay	1,462 121,906	- 57,296	£2.482 £2.461
T King - Reinvestment - Role based pay	444 261,071	- 134,635	£2.482 £2.461
R Le Blanc - Reinvestment - Role based pay	3,094 152,382	- 71,620	£2.482 £2.461
I McDermott Brown - Reinvestment - Role based pay	238 40,635	- 19,099	£2.482 £2.461
J Moulds - Role based pay	71,111	33,423	£2.461
T Roberts - Reinvestment	297	-	£2.482
M Roemer - Reinvestment - Role based pay	278 45,714	- 21,486	£2.482 £2.461
A Sajed - Reinvestment	164	-	£2.482
A Vaswani - Reinvestment - Role based pay	646 91,429	- 42,972	£2.482 £2.461

1 Role Based Pay is a class of fixed pay which is payable quarterly and is delivered in Shares to the PDMRs, subject to a holding period with restrictions lifting over five years (20% each year).
2 Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)207 116 4943	+44 (0)203 134 7744

Exhibit No. 2

1 October 2015

Barclays PLC

This announcement replaces the Total Voting Rights and Capital announcement issued at 14.30 on 1 October 2015 under RNS number 9251A.

The original announcement gave the effective date as 30 October 2015.  The effective date should have been 30 September 2015. All other details remain unchanged.

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2015, Barclays PLC's issued share capital consists of 16,783,956,537 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,783,956,537) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

BARCLAYS BANK PLC

announces Consent Solicitations in respect of
certain Covered Bonds

16 October 2015. Barclays Bank PLC (the "Issuer") announced today invitations to the holders of its outstanding covered bonds ("Covered Bondholders") described in the table below (together the "Covered Bonds", and each series of the Covered Bonds a "Series") to consent to certain amendments to the documents relating to the relevant Covered Bonds as described under "Proposed Amendments" below (each such invitation a "Consent Solicitation").This announcement does not contain the full terms and conditions of the Consent Solicitations, which are contained in the consent solicitation memorandum dated 16 October 2015 (the "Consent Solicitation Memorandum") prepared by the Issuer. Subject to the restrictions described under "Solicitation and Distribution Restrictions" below, Covered Bondholders may obtain a copy of the Consent Solicitation Memorandum from the Tabulation Agent, the contact details for which are set out below. Covered Bondholders are advised to read carefully the Consent Solicitation Memorandum.
Capitalised terms used in this announcement but not defined have the meanings given to them in the Consent Solicitation Memorandum.

Details of the Covered Bonds

	ISIN / Common Code	Outstanding principal amount
EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019	XS0456178580 / 045617858	EUR 2,000,000,000
EUR 1,300,000,000 Series 2010-2 4.25 per cent. Covered Bonds due 2022	XS0491009659 / 049100965	EUR 1,273,500,0001
EUR 1,000,000,000 Series 2011-1 4.00 per cent. Covered Bonds due 2021	XS0576797947 / 057679794	EUR 1,000,000,000
EUR 1,500,000,000 Series 2011-2 3.625 per cent. Covered Bonds due 2016	XS0616754007 / 061675400	EUR 1,500,000,000
1.
    This figure excludes the EUR 26,500,000 of the Series 2010-2 Covered Bonds held by the Issuer as at the date of this Consent Solicitation Memorandum. The Issuer will not attend and vote at the relevant Meeting in respect of such Series 2010-2 Covered Bonds.

Rationale for the Consent Solicitations

The Issuer continually reviews regulatory and market developments, as an active participant in the covered bond market. The amendments proposed by way of the Extraordinary Resolutions align the terms and conditions of a selection of the older outstanding series with those commonly seen in the covered bond market to ensure ongoing cost efficiency of this funding programme.

Proposed Amendments

The purpose of each Consent Solicitation is:

(i)            to modify the terms and conditions of the relevant Series to provide that, instead of being "hard bullet" Covered Bonds, the Covered Bonds of such Series will instead become "soft bullet" Covered Bonds with an Extended Due for Payment Date, as further described in the Consent Solicitation Memorandum; and

(ii) the consequential modification of the Swap Agreement (as defined in the Consent Solicitation Memorandum) applicable to the relevant Series,

(together, the "Proposed Amendments").

In respect of each Series, the Proposed Amendments relating to such Series have been proposed by the Issuer for approval by an extraordinary resolution of the holders of such Series (an "
Extraordinary Resolution") at a meeting of such holders (each such meeting a "Meeting").

Meetings

At each Meeting, Covered Bondholders will be invited to consider and, if thought fit, vote in favour of the Extraordinary Resolution relating to the relevant Series to approve the implementation of the Proposed Amendments, as more fully described in the notice convening the Meetings published by the Issuer on the date of this announcement (the "Notice").

Early Participation Fee

Pursuant to each Consent Solicitation, each Covered Bondholder from whom a valid Consent Instruction in favour of the relevant Extraordinary Resolution is received by the Tabulation Agent by 4.00 p.m. (London time) on 30 October 2015 (such time and date with respect to each Series, as the same may be extended, the "Early Instruction Deadline") will be eligible to receive payment of an amount equal to 0.05 per cent. of the principal amount of the Covered Bonds that are the subject of such Consent Instruction (the "Early Participation Fee").

Covered Bondholders may continue to submit Consent Instructions after the Early Instruction Deadline and up to 4.00 p.m. (London time) on 5 November 2015 (such time and date with respect to each Series, as the same may be extended, the "Expiration Deadline") but such Covered Bondholders will not be eligible to receive the Early Participation Fee.

Payment of the Early Participation Fee in respect of a Series of Covered Bonds is conditional on (i) the passing of the relevant Extraordinary Resolution in respect of a Series, (ii) the implementation of the modifications to the Conditions and the Swap Agreement of such Series and (iii) the relevant Consent Instruction being received by the Tabulation Agent prior to the Early Instruction Deadline and not being revoked (in the limited circumstances in which such revocation is permitted).

Payment of the Early Participation Fee in respect of a Series of Covered Bonds is not conditional on the passing of an Extraordinary Resolution in respect of any other Series of Covered Bonds.

Indicative Timetable for the Consent Solicitations

Event	Times and Dates
Announcement of Consent Solicitations	16 October 2015
Early Instruction Deadline	4.00 p.m. (London time) on 30 October 2015
Expiration Deadline	4.00 p.m. (London time) on 5 November 2015
Meetings	From 10.00 a.m. (London time) on 9 November 2015
Announcement of results of Meetings	As soon as reasonably practicable after the Meetings
Payment Date	No later than the fifth Business Day immediately following the applicable Meeting at which the Extraordinary Resolution is passed for the relevant Series

The above times and dates are subject to the right of the Issuer (subject to applicable law and the provisions of the trust deed constituting the Covered Bonds, and as provided in the Consent Solicitation Memorandum) to extend, waive any condition of, amend and/or terminate any Consent Solicitation (other than the terms of the relevant Extraordinary Resolution) as described in the Consent Solicitation Memorandum, and are based on the passing of each Extraordinary Resolution at the first Meeting for the relevant Series.

Covered Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold their Covered Bonds when such intermediary would need to receive instructions from a Covered Bondholder in order for such Covered Bondholder to participate in, or (in the limited circumstances in which revocation is permitted) to validly revoke their instruction to participate in, the relevant Consent Solicitation(s) and/or the relevant Meeting(s) by the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and (where permitted) revocation of Consent Instructions will be earlier than the relevant deadlines above.

Unless stated otherwise, all announcements in connection with the Consent Solicitations will be made via RNS and by delivery of a notice to the Clearing Systems for communication to Direct Participants. Such announcements may also be (i) found on the relevant Reuters Insider screen page and/or (ii) made by the issue of a press release to a Notifying News Service. Copies of all announcements, notices and press releases can also be obtained from the Tabulation Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Covered Bondholders are urged to contact the Tabulation Agent for the relevant announcements during the course of the Consent Solicitations. In addition, Covered Bondholders may contact the Solicitation Agent for information using the contact details below.

Covered Bondholders are advised to read carefully the Consent Solicitation Memorandum for full details of, and information on the procedures for participating in, any Consent Solicitation.

Barclays Bank PLC, acting through its investment bank,
is acting as the Solicitation Agent and Lucid Issuer Services Limited is acting as the Tabulation Agent.

Questions and requests for assistance in connection with the Consent Solicitations may be directed to the Solicitation Agent:

SOLICITATION AGENT
Barclays Bank PLC
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 203 134 8515 Attention: Liability Management Group Email: eu.lm@barclays.com
Questions and requests for assistance in connection with the delivery of Consent Instructions may be directed to the Tabulation Agent:

Tabulation Agent

Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom
Telephone: +44 20 7704 0880
Attention: Victor Parzyjagla/Thomas Choquet
Email: barclays@lucid-is.com

DISCLAIMER
This announcement must be read in conjunction with the Consent Solicitation Memorandum. The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to any Consent Solicitation. If any Covered Bondholder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Covered Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the relevant Consent Solicitation or otherwise participate at the relevant Meeting (including any adjourned such Meeting). None of the Issuer, Barclays Covered Bonds LLP (the "LLP"), the Solicitation Agent, the Tabulation Agent and Citicorp Trustee Company Limited (the "Trustee") expresses any opinion about the terms of any Consent Solicitation or Extraordinary Resolution or makes any recommendation whether Covered Bondholders should participate in the relevant Consent Solicitation(s) or otherwise participate at the Meeting(s) applicable to them.
SOLICITATION AND DISTRIBUTION RESTRICTIONS

Neither this announcement nor the Consent Solicitation Memorandum constitutes an invitation to participate in any Consent Solicitation in any jurisdiction in which, or to any person to whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.  The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law.

Persons into whose possession this announcement and/or the Consent Solicitation Memorandum comes are required by each of the Issuer, the LLP, the Solicitation Agent and the Tabulation Agent to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to sell any security in any jurisdiction and participation in any Consent Solicitation by a Covered Bondholder in any circumstances in which such participation is unlawful will not be accepted.

Exhibit No. 4

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF COVERED BONDHOLDERS. IF COVERED BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING IN RESPECT OF ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

BARCLAYS BANK PLC
(incorporated with limited liability in England and Wales)

(the "Issuer")

NOTICE OF SEPARATE MEETINGS

of the holders of the Issuer's outstanding

	ISIN / Common Code	Outstanding principal amount
EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019	XS0456178580 / 045617858	EUR 2,000,000,000
EUR 1,300,000,000 Series 2010-2 4.25 per cent. Covered Bonds due 2022	XS0491009659 / 049100965	EUR 1,273,500,0001
EUR 1,000,000,000 Series 2011-1 4.00 per cent. Covered Bonds due 2021	XS0576797947 / 057679794	EUR 1,000,000,000
EUR 1,500,000,000 Series 2011-2 3.625 per cent. Covered Bonds due 2016	XS0616754007 / 061675400	EUR 1,500,000,000

    1.This figure excludes the EUR 26,500,000 of the Series 2010-2 Covered Bonds held by the Issuer as at the date of this Consent Solicitation Memorandum. The Issuer will not attend and vote at the relevant Meeting in respect of such Series 2010-2 Covered Bonds.

(each a"Series"and together the"Covered Bonds")

NOTICE IS HEREBY GIVEN that separate meetings (each a"Meeting"and together the"Meetings") of the holders of each Series (the"Covered Bondholders") convened by the Issuer will be held at the offices of Clifford Chance LLP,
10 Upper Bank Street, London E14 5JJ, United Kingdom on 9 November 2015 for the purpose of considering and, if thought fit, passing the applicable resolution set out below, which will be proposed as an Extraordinary Resolution at the relevant Meeting in accordance with the provisions of the trust deed dated 18 December 2007, as supplemented, amended and restated from time to time up to the issue date of the first tranche of Covered Bonds of the relevant Series (the"Trust Deed"), made between the Issuer, Barclays Covered Bonds LLP (the "LLP") and Citicorp Trustee Company Limited (the"Trustee") as trustee for the Covered Bondholders.

The initial Meeting (in respect of the EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019) will commence at 10.00 a.m. (London time), with subsequent Meetings in respect of each other Series (in chronological order of scheduled maturity date) being held at 10 minute intervals thereafter or after the completion of the preceding Meeting (whichever is later).

Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Trust Deed, the terms and conditions of the Covered Bonds (the"Conditions"), the master definitions schedule referred to in the Conditions (the "Master Definitions Schedule") or the relevant Extraordinary Resolution, as applicable.

EXTRAORDINARY RESOLUTION
IN RESPECT OF THE
EUR 2,000,000,000 SERIES 2009-1 4.00 PER CENT. COVERED BONDS DUE 2019

"THAT this Meeting of the holders (together, the"Series 2009-1 Covered Bondholders") of the presently outstanding EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019(the"Series 2009-1 Covered Bonds") of Barclays Bank PLC (the"Issuer"), constituted by the trust deed dated 18 December 2007 as supplemented, amended and restated on 2 July 2008, 23 September 2009, 7 May 2010 and 6 January 2011 (the"Trust Deed") made between the Issuer, Barclays Covered Bonds LLP (the"LLP") and Citicorp Trustee Company Limited (the"Trustee") as trustee for, inter alios , the Series 2009-1 Covered Bondholders:

1. assents to:

(i)  the modification of the terms and conditions of the Series 2009-1 Covered Bonds (the "Conditions"), as set out in Schedule 1 to the Trust Deed and as completed by the Final Terms applicable to the Series 2009-1 Covered Bonds dated 7 October 2009, as any of the same may from time to time be modified in accordance with the Trust Deed, to provide that, instead of being "hard bullet" Covered Bonds, the Series 2009-1 Covered Bonds will instead become "soft bullet" Covered Bonds with (i) an Extended Due for Payment Date falling on or nearest to 7 October 2020 and (ii) the interest payable in respect of the Series 2009-1 Covered Bonds from (and including) the Final Maturity Date to (but excluding) the Extended Due for Payment Date (or, if earlier, the date on which the Series 2009-1 Covered Bonds are redeemed in full) payable monthly in arrears and determined by reference to the sum of one-month EURIBOR and the Margin, all as more fully set out in the Amended and Restated Final Terms (as defined in paragraph 2 below); and

(ii)            the consequential modification of the Swap Agreement (as defined in the master definitions schedule referred to in the Conditions) relating to the Series 2009-1 Covered Bonds, all as more fully set out in the Amended and Restated Swap Confirmation (as defined in paragraph 2 below);

2. authorises, directs, requests and empowers:

(a)

(i) he Issuer and the LLP to execute an amended and restated final terms in respect of the Series 2009-1 Covered Bonds (the" Amended and Restated Final Terms"):

(ii) the Issuer, the LLP and the Trustee to execute a deed supplemental to the Trust Deed which annexes the form of the Amended and Restated Final Terms thereto (the "Supplemental Trust Deed"):and

     (iii)the LLP, Barclays Bank PLC, as swap provider and the Trustee, to execute an amended and restated Swap Confirmation in respect of the Series 2009-1 Covered Bonds (the "Amended and Restated Swap Confirmation")

in each case to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of the drafts produced to this Meeting and for the purpose of identification signed by the chairman thereof, with such amendments thereto (if any) as the Trustee shall require or agree to; and

(b)  the Issuer, the LLP and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in its sole opinion to carry out and to give effect to this Extraordinary
       Resolution and the implementation of the modifications referred to in paragraph 1 of this Extraordinary Resolution;

3. discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Series 2009-1 Covered Bonds in respect of any act or omission in connection with this
    Extraordinary Resolution or its implementation, the modifications referred to in paragraph 1 of this Extraordinary Resolution or the implementation of those modifications;

4. sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Series 2009-1 Covered Bondholders appertaining to the Series 2009-1 Covered Bonds against the Issuer or the LLP, whether or not such rights arise under the Conditions, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

5. acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Consent Solicitation"means the invitation by the Issuer to the Series 2009-1 Covered Bondholders to consent to the modification of the Conditions and the consequential modification to the Swap Agreement relating to the Series 2009-1 Covered Bonds as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms; and

"Consent Solicitation Memorandum"means the consent solicitation memorandum dated16 October 2015 prepared by the Issuer in relation to the Consent Solicitation."

EXTRAORDINARY RESOLUTION
IN RESPECT OF THE EUR 1,300,000,000 SERIES 2010-2 4.25 PER CENT. COVERED BONDS DUE 2022

"THAT this Meeting of the holders (together, the"Series 2010-2 Covered Bondholders") of the presently outstanding EUR 1,300,000,000 Series 2010-2 4.25 per cent. Covered Bonds due 2022 (the" Series 2010-2 Covered Bonds") of Barclays Bank PLC (the "Issuer"), constituted by the trust deed dated 18 December 2007 as supplemented, amended and restated on 2 July 2008, 23 September 2009, 7 May 2010 and 6 January 2011 (the"Trust Deed") made between the Issuer, Barclays Covered Bonds LLP (the"LLP") and Citicorp Trustee Company Limited (the"Trustee") as trustee for,inter alios, the Series 2010-2 Covered Bondholders:

1.assents to:

(i)        the modification of the terms and conditions of the Series 2010-2 Covered Bonds (the "Conditions") as set out in Schedule 1 to the Trust Deed and as completed by the Final Terms applicable to the Series 2010-2 Covered
     Bonds dated 1 March 2010 and 16 December 2011, as any of the same may from time to time be modified in accordance with the Trust Deed, to provide that, instead of being "hard bullet" Covered Bonds, the Series 2010-2 Covered
     Bonds will instead become "soft bullet" Covered Bonds with (i) an Extended Due for Payment Date falling on or nearest to 2 March 2023 and (ii) the interest payable in respect of the Series 2010-2 Covered Bonds from (and including) the Final Maturity Date to (but excluding) the Extended Due for Payment Dates (or, if earlier, the date on which the Series 2010-2 Covered Bonds are redeemed in full) payables monthly in arrears and determined by reference to the sum of one-month EURIBOR and the Margin, all as more fully set out in the Amended and Restated Final Terms (as defined in paragraph 2 below); and

(ii)     the consequential modification of the Swap Agreement (as defined in the master definitions schedule referred to in the Conditions) relating to the Series 2010-2 Covered Bonds, all as more fully set out in the Amended and
     Restated Swap Confirmation (as defined in paragraph 2 below);

2. authorises, directs, requests and empowers:

(a)

(i)the Issuer and the LLP to execute an amended and restated final terms in respect of the Series 2010-2 Covered Bonds (the "Amended and Restated Final Terms);

(ii)the Issuer, the LLP and the Trustee to execute a deed supplemental to the Trust Deed which annexes the form of the Amended and Restated Final Terms thereto (the "Supplemental Trust Deed "):and

(iii)the LLP, Barclays Bank PLC, as swap provider and the Trustee, to execute an amended and restated Swap Confirmation in respect of the Series 2010-2 Covered Bonds (the "Amended and Restated Swap Confirmation

in each case to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of the drafts produced to this Meeting and for the purpose of identification signed by the chairman thereof, with such amendments thereto (if any) as the Trustee shall require or agree to; and

(b )the Issuer, the LLP and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in its sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in paragraph 1 of this Extraordinary Resolution;

3. discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Series 2010-2 Covered Bonds in respect of any act or omission in connection with this Extraordinary Resolution or its implementation, the modifications referred to in paragraph 1 of this Extraordinary Resolution or the implementation of those modifications;

4.sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Series 2010-2 Covered Bondholders appertaining to the Series 2010-2 Covered Bonds against the Issuer or the LLP, whether or not such rights arise under the Conditions, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

5.acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Consent Solicitation"means the invitation by the Issuer to the Series 2010-2 Covered Bondholders to consent to the modification of the Conditions and the consequential modification to the Swap Agreement relating to the Series 2010-2 Covered Bonds as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms; and

"Consent Solicitation Memorandum"means the consent solicitation memorandum dated 16 October 2015 prepared by the Issuer in relation to the Consent Solicitation."

EXTRAORDINARY RESOLUTION
IN RESPECT OF THE EUR 1,000,000,000 SERIES 2011-1 4.00 PER CENT. COVERED BONDS DUE 2021

"THAT this Meeting of the holders (together, the"Series 2011-1 Covered Bondholders") of the presently outstanding EUR 1,000,000,000 Series 2011-1 4.00 per cent. Covered Bonds due 2021(the"Series 2011-1 Covered Bonds") of Barclays Bank PLC (the"Issuer"), constituted by the trust deed dated 18 December 2007 as supplemented, amended and restated on 2 July 2008, 23 September 2009, 7 May 2010 and 6 January 2011 (the" Trust Deed") made between the Issuer, Barclays Covered Bonds LLP (the"LLP") and Citicorp Trustee Company Limited (the"Trustee") as trustee for,inter alios, the Series 2011-1 Covered Bondholders:

1. assents to:

(i)     the modification of the terms and conditions of the Series 2011-1 Covered Bonds (the "Conditions"), as set out in Schedule 1 to the Trust Deed and as completed by the Final Terms applicable to the Series 2011-1 Covered Bonds dated 11 January 2011, as any of the same may from time to time be modified in accordance with the Trust Deed, to provide that, instead of being "hard bullet" Covered Bonds, the Series 2011-1 Covered Bonds will instead become "soft bullet" Covered Bonds with (i) an Extended Due for Payment Date falling on or nearest to 12 January 2022 and (ii) the interest payable in respect of the Series 2011-1 Covered Bonds from (and including) the Final Maturity Date to (but excluding) the Extended Due for Payment Date (or, if earlier, the date on which the Series 2011-1 Covered Bonds are redeemed in full) payable monthly in arrears and determined by reference to the sum of one-month EURIBOR and the Margin, all as more fully set out in the Amended and Restated Final Terms (as defined in paragraph 2 below); and

(ii)  the consequential modification of the Swap Agreement (as defined in the master definitions schedule referred to in the Conditions) relating to the Series 2011-1 Covered Bonds, all as more fully set out in the Amended and Restated Swap Confirmation (as defined in paragraph 2 below);

2. authorises, directs, requests and empowers:

(a)

(i) the Issuer and the LLP to execute an amended and restated final terms in respect of the Series 2011-1 Covered Bonds (the "Amended and Restated Final Terms "):

(ii)the Issuer, the LLP and the Trustee to execute a deed supplemental to the Trust Deed which annexes the form of the Amended and Restated Final Terms thereto (the "Supplemental Trust Deed "),

(iii)the LLP, Barclays Bank PLC, as swap provider and the Trustee, to execute an amended and restated Swap Confirmation in respect of the Series 2011-1 Covered Bonds (the "
Amended and Restated Swap Confirmation"),

in each case to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of the drafts produced to this Meeting and for the purpose of identification signed by the chairman thereof, with such amendments thereto (if any) as the Trustee shall require or agree to; and

(b)the Issuer, the LLP and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in its sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in paragraph 1 of this Extraordinary Resolution;

3.discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Series 2011-1 Covered Bonds in respect of any act or omission in connection with this Extraordinary Resolution or its implementation, the modifications referred to in paragraph 1 of this Extraordinary Resolution or the implementation of those modifications;

4.sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Series 2011-1 Covered Bondholders appertaining to the Series 2011-1 Covered Bonds against the Issuer or the LLP, whether or not such rights arise under the Conditions, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

5.acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Consent Solicitation"means the invitation by the Issuer to the Series 2011-1 Covered Bondholders to consent to the modification of the Conditions and the consequential modification to the Swap Agreement relating to the Series 2011-1 Covered Bonds as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms; and

"Consent Solicitation Memorandum "means the consent solicitation memorandum dated 16 October 2015 prepared by the Issuer in relation to the Consent Solicitation."

EXTRAORDINARY RESOLUTION
IN RESPECT OF THE EUR 1,500,000,000 SERIES 2011-2 3.625 PER CENT. COVERED BONDS DUE 2016

"THAT this Meeting of the holders (together, the"Series 2011-2 Covered Bondholders") of the presently outstanding EUR 1,500,000,000 Series 2011-2 3.625 per cent. Covered Bonds due 2016 (the"Series 2011-2 Covered Bonds") of Barclays Bank PLC (the"Issuer"), constituted by the trust deed dated 18 December 2007 as supplemented, amended and restated on 2 July 2008, 23 September 2009, 7 May 2010 and 6 January 2011 (the"Trust Deed") made between the Issuer, Barclays Covered Bonds LLP (the"LLP") and Citicorp Trustee Company Limited (the"Trustee") as trustee for,inter alios, the Series 2011-2 Covered Bondholders:

1. assents to:

(i)  the modification of the terms and conditions of the Series 2011-2 Covered Bonds (the " Conditions "), as set out in Schedule 1 to the Trust Deed and as completed by the Final Terms applicable to the Series 2011-2 Covered Bonds dated 12 April 2011, as any of the same may from time to time be modified in accordance with the Trust Deed, to provide that, instead of being "hard bullet" Covered Bonds, the Series 2011-2 Covered Bonds will instead become "soft bullet" Covered Bonds with (i) an Extended Due for Payment Date falling on or nearest to 13 April 2017 and (ii) the interest payable in respect of the Series 2011-2 Covered Bonds from (and including) the Final Maturity Date to (but excluding) the Extended Due for Payment Date (or, if earlier, the date on which the Series 2011-2 Covered Bonds are redeemed in full) payable monthly in arrears and determined by reference to the sum of one-month EURIBOR and the Margin, all as more fully set out in the Amended and Restated Final Terms (as defined in paragraph 2 below); and

(ii)  the consequential modification of the Swap Agreement (as defined in the master definitions schedule referred to in the Conditions) relating to the Series 2011-2 Covered Bonds, all as more fully set out in the Amended and Restated Swap Confirmation (as defined in paragraph 2 below);

2. authorises, directs, requests and empowers:

(a)

(i)the Issuer and the LLP to execute an amended and restated final terms in respect of the Series 2011-2 Covered Bonds (the "Amended and Restated Final Terms "):

(iii)the Issuer, the LLP and the Trustee to execute a deed supplemental to the Trust Deed which annexes the form of the Amended and Restated Final Terms thereto (the "Supplemental Trust Deed"):

(iii)the LLP, Barclays Bank PLC, as swap provider and the Trustee, to execute an amended and restated Swap Confirmation in respect of the Series 2011-2 Covered Bonds (the "Amended and Restated Swap Confirmation")

in each case to effect the modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form of the drafts produced to this Meeting and for the purpose of identification signed by the chairman thereof, with such amendments thereto (if any) as the Trustee shall require or agree to; and

(b)
the Issuer, the LLP and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in its sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the modifications referred to in paragraph 1 of this Extraordinary Resolution;

3.discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Series 2011-2 Covered Bonds in respect of any act or omission in connection with this Extraordinary Resolution or its implementation, the modifications referred to in paragraph 1 of this Extraordinary Resolution or the implementation of those modifications;

4. sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Series 2011-2 Covered Bondholders appertaining to the Series 2011-2 Covered Bonds against the Issuer or the LLP, whether or not such rights arise under the Conditions, involved in, resulting from or to be effected by the amendments referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

5. acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

"Consent Solicitation"means the invitation by the Issuer to the Series 2011-2 Covered Bondholders to consent to the modification of the Conditions and the consequential modification to the Swap Agreement relating to the Series 2011-2 Covered Bonds as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms; and

"Consent Solicitation Memorandum"means the consent solicitation memorandum dated 16 October 2015 prepared by the Issuer in relation to the Consent Solicitation."

BACKGROUND

The Issuer has convened the Meetings for the purpose of enabling the holders of the Covered Bonds of each Series to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Covered Bonds of the relevant Series.

The Issuer continually reviews regulatory and market developments, as an active participant in the covered bond market. The amendments proposed by way of the Extraordinary Resolutions align the terms and conditions of a selection of the older outstanding series with those commonly seen in the covered bond market to ensure ongoing cost efficiency of this funding programme.

Copies of each draft Amended and Restated Final Terms, the draft Supplemental Trust Deed and each draft Amended and Restated Swap Confirmation (together the "Documents"), as referred to in the Extraordinary Resolutions above, have been reviewed by each of Fitch Ratings Ltd. ("Fitch"), Standard & Poor's Market Services Europe Limited ("S&P") and Moody's Investors Service Limited ("Moody's"). Fitch, S&P and Moody's have, based on the information provided to them, raised no comments in respect of the draft Documents, and each of Fitch, S&P and Moody's is expected to publish a press release shortly after the date of this Notice confirming that entry into the Documents will not, in and of themselves and at this time, result in the downgrade or withdrawal of the credit ratings assigned by it to the Covered Bonds.

CONSENT SOLICITATIONS

Covered Bondholders are further given notice that the Issuer has invited holders of the Covered Bonds of each Series (each such invitation a"Consent Solicitation") to consent to the approval, by Extraordinary Resolution at the relevant Meeting, of the modification of the Conditions and the Swap Agreement relating to the relevant Series as described in paragraph 1 of the relevant Extraordinary Resolution as set out above, all as further described in the Consent Solicitation Memorandum (as defined in paragraph 6 of the Extraordinary Resolutions set out above). The implementation of an Extraordinary Resolution, if passed, is conditional on the Issuer not having previously terminated the relevant Consent Solicitation in accordance with the provisions for such termination set out in "
Amendment and Termination".

Covered Bondholders may obtain, from the date of this Notice, a copy of the Consent Solicitation Memorandum from the Tabulation Agent, the contact details for which are set out below.

Pursuant to each Consent Solicitation, each Covered Bondholder from whom a valid Consent Instruction (as defined in the Consent Solicitation Memorandum) is received by the Tabulation Agent by the deadline specified in the Consent Solicitation Memorandum will, subject to the conditions set out in the Consent Solicitation Memorandum, be eligible to receive payment of an amount equal to 0.05 per cent. of the principal amount of the Covered Bonds that are the subject of such Consent Instruction (the"Early Participation Fee"), all as more fully described in the Consent Solicitation Memorandum. Payment of the Early Participation Fee in respect of a Series of Covered Bonds is not conditional on the passing of an Extraordinary Resolution in respect of any other Series of Covered Bonds.

GENERAL

Copies of (i) the Trust Deed; and (ii) the current drafts of each Amended and Restated Final Terms, each Amended and Restated Swap Confirmation and the Supplemental Trust Deed as referred to in each Extraordinary Resolution set out above are also available for inspection by Covered Bondholders (a) on and from the date of this Notice up to and including the date of the Meetings, at the specified offices of the Tabulation Agent during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) up to and including the date of the Meetings and (b) at the Meetings and at the offices of Clifford Chance LLP,

10 Upper Bank Street, London E14 5JJ, United Kingdom for 15 minutes before the Meetings. Any revised version of any draft Amended and Restated Final Terms, any draft Amended and Restated Swap Confirmation or draft Supplemental Trust Deed made available as described above and marked to indicate changes to the draft made available on the date of this Notice will supersede the previous draft of the relevant document and Covered Bondholders will be deemed to have notice of any such changes.

The attention of Covered Bondholders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolutions at the Meetings or any meeting held following any adjournment of any Meeting, which are set out in "Voting and Quorum" below. Having regard to such requirements, Covered Bondholders are strongly urged either to attend the relevant Meeting or to take steps to be represented at the relevant Meeting (including by way of submitting Consent Instructions) as soon as possible.

TRUSTEE

None of the Trustee or any of its directors, officers, employees or affiliates has been involved in the formulation of the Extraordinary Resolutions and the Trustee expresses no opinion on the merits of, or makes any representation, warranty or recommendation whatsoever regarding, any Extraordinary Resolution or makes any recommendation whether Covered Bondholders should participate at the relevant Meeting(s). The Trustee has not reviewed, nor will it be reviewing, any documents relating to the Consent Solicitations and/or the Extraordinary Resolutions, except this Notice. None of the Trustee or any of its directors, officers, employees or affiliates has verified, or assumes any responsibility for the accuracy or completeness of, any of the information concerning the Extraordinary Resolutions, the Issuer, the LLP, the Covered Bonds or the factual statements contained in, or the effect or effectiveness of, this Notice or any other documents referred to in this Notice or assumes any responsibility for any failure by the Issuer to disclose events that may have occurred and may affect the significance or accuracy of such information. The Trustee has, however, authorised it to be stated that, on the basis of the information contained in this Notice, it has no objection to the Extraordinary Resolutions, as set out in this Notice, being put to Covered Bondholders for their consideration.

VOTING AND QUORUM

Covered Bondholders who have submitted and not revoked (in the limited circumstances in which revocation is permitted) a valid Consent Instruction in respect of the relevant Extraordinary Resolution by 4.00 p.m. (London time) on 5 November 2015(the"Expiration Deadline"), by which they will be deemed to have given instructions for the appointment of one or more representatives of the Tabulation Agent by the Principal Paying Agent as their proxy to vote in favour of or against (as specified in the relevant Consent Instruction) the relevant Extraordinary Resolution at the relevant Meeting (or any adjourned such Meeting), need take no further action to be represented at the relevant Meeting (or any such adjourned such Meeting).

Covered Bondholders who have not submitted or have submitted and subsequently revoked (in the limited circumstances in which such revocation is permitted) a Consent Instruction in respect of the relevant Extraordinary Resolution should take note of the provisions set out below detailing how such Covered Bondholders can attend or take steps to be represented at the relevant Meeting (references to which, for the purpose of such provisions, include, unless the context otherwise requires, any adjourned such Meeting).

1.Subject as set out below, the provisions governing the convening and holding of each Meeting are set out in the schedule 4 to the Trust Deed, copies of which are available from the date of this Notice to the conclusion of the Meetings (or any adjourned Meetings) as referred to above. For the purposes of the Meetings, a "Covered Bondholder" means a Direct Participant.

2.All of the Covered Bonds are represented by global Covered Bonds held by a common safekeeper for Euroclear and/or Clearstream, Luxembourg. For the purposes of this Notice, a "Direct Participant " means each person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular principal amount of the Covered Bonds.

A Direct Participant or beneficial owner of Covered Bonds wishing to attend the relevant Meeting in person must produce at the relevant Meeting a valid voting certificate or certificates issued by a Paying Agent relating to the Covered Bonds in respect of which it wishes to vote.

A Direct Participant or beneficial owner of Covered Bonds not wishing to attend and vote at the relevant Meeting in person may either deliver its valid voting certificate(s) to the person whom it wishes to attend on its behalf or the Direct Participant may (or the beneficial owner of the Covered Bonds may arrange for the relevant Direct Participant on its behalf to) give a voting instruction (by giving voting and blocking instructions to Euroclear or Clearstream, Luxembourg (a "Euroclear/Clearstream Instruction") in accordance with the procedures of Euroclear or Clearstream, Luxembourg, as applicable) requiring a Paying Agent to include the votes attributable to its Covered Bonds in a block voting instruction issued by the Paying Agent for the relevant Meeting or any adjourned such Meeting, in which case the Paying Agent shall appoint a proxy to attend and vote at such Meeting in accordance with such Direct Participant's instructions.

A Direct Participant must request the relevant clearing system to block the relevant Covered Bonds in its account and to hold the same to the order or under the control of the relevant Paying Agent not later than 48 hours before the time appointed for holding the relevant Meeting in order to obtain voting certificates or give voting instructions in respect of such Meeting. Covered Bonds so blocked will not be released until the earlier of:

(i) the conclusion of the relevant Meeting (or, if applicable, any adjourned such Meeting); and

(ii)

(A) in respect of voting certificate(s), the surrender to the relevant Paying Agent of such voting certificate(s); or

(B)    in respect of voting instructions, not less than 48 hours before the time for which the relevant Meeting (or, if applicable, any adjourned such Meeting) is convened, the notification in writing of any revocation of a Direct
         Participant's previous instructions to the relevant Paying Agent and the same then being notified in writing by the relevant Paying Agent to the Issuer at least 24 hours before the time appointed for holding the relevant Meeting and such Covered Bonds ceasing in accordance with the procedures of the relevant clearing system and with the agreement of the relevant Paying Agent to be held to its order or under its control.

For the purposes of this Notice,"24 hours"shall mean a period of 24 hours including all or part of a day upon which banks are open for business in both the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their Specified Offices (disregarding for this purpose the day upon which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business in all of the places as aforesaid, and "48 hours"shall mean a period of 48 hours including all or part of two days upon which banks are open for business both in the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of two days upon which banks are open for business in all of the places as aforesaid.

Covered Bondholders should note that voting instructions (unless validly revoked) given and voting certificates obtained in respect of a Meeting shall remain valid for any adjourned such Meeting.

3. The quorum required at any Meeting is one or more persons present holding Covered Bonds or voting certificates or being proxies or representatives and holding or representing in aggregate not less than two-thirds of the aggregate Principal Amount Outstanding of the relevant Series for the time being outstanding. If a quorum is not present within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for the relevant Meeting, unless the Issuer, the LLP and the Trustee otherwise agree, such Meeting will be adjourned for a period being not less than 13 clear days nor more than 42 clear days and at a place appointed by the Chairman and approved by the Trustee and the relevant Extraordinary Resolution will be considered at such adjourned Meeting (notice of which will be given to the Covered Bondholders in accordance with the Trust Deed). The quorum at any such adjourned Meeting will be one or more persons present holding Covered Bonds or voting certificates or being proxies or representatives and holding or representing in aggregate not less than one-third of the aggregate Principal Amount Outstanding of the relevant Series for the time being outstanding. The holding of any adjourned Meeting will be subject to the Issuer giving at least 10 days' notice (exclusive of the day on which the notice is given and of the day on which the relevant Meeting is to be resumed) in accordance with the relevant Conditions and the Trust Deed that such adjourned Meeting is to be held.

4. Every question submitted to a Meeting shall be decided in the first instance by a show of hands.

Unless a poll is (before or at the time that the result is declared) demanded by the Chairman, the Issuer, the LLP, the Trustee or any person present holding Covered Bonds or a voting certificate or being a proxy or representative, a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the relevant Extraordinary Resolution.

At each Meeting (a) on a show of hands every person who is present in person and produces a voting certificate or is a proxy or representative shall have one vote and (b) on a poll every person who is so present shall have one vote in respect of each EUR 1 in the Principal Amount Outstanding of the Covered Bonds of the relevant Series so represented by the voting certificate or in respect of which that person is a proxy or representative.

5.To be passed at the relevant Meeting, an Extraordinary Resolution requires a majority in favour consisting of not less than three-fourths of the votes cast. If passed, an Extraordinary Resolution will be binding on all Covered Bondholders of the relevant Series, whether or not present at the relevant Meeting and whether or not voting.

This Notice is given by Barclays Bank PLC. Covered Bondholders should contact the following for further information:

The Solicitation Agent

Barclays Bank PLC, 5 The North Colonnade, Canary Wharf, London E14 4BB United Kingdom (Attention: Liability Management Group, Telephone: +44 203 134 8515, Email: eu.lm@barclays.com)

Tabulation Agent

Lucid Issuer Services Limited (Attention: Victor Parzyjagla/Thomas Choquet, Telephone: +44 20 7704 0880, Email: barclays@lucid-is.com)

Dated:
16 October 2015

Exhibit No. 5

NOTICE TO COVERED BONDHOLDERS

BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(incorporated with limited liability in England and Wales with registered number 1026167)

€35 billion Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by BARCLAYS COVERED BONDS LLP
(the "Programme")

NOTICE OF SERIES 2010-4 COVERED BOND SWAP NOVATION

to the holders of the outstanding Covered Bonds

1. DEFINITIONS

1.1     Capitalised terms used herein but not otherwise defined shall have the same meaning given to them in the master definitions schedule dated 18 December 2007 between, inter alios, the Issuer, Barclays Covered Bonds LLP (the "LLP") and the Citicorp Trustee Company Limited, as from time to time amended, varied, novated or supplemented (the "Master Definitions Schedule").

2. NOVATION OF SERIES 2010-4 COVERED BOND SWAP

2.1     With effect from 27 October 2015, Barclays Bank PLC and the LLP have entered into a ISDA Novation Agreement (the "Novation Agreement") with National Australia Bank Limited ("NAB") pursuant to which the role of Covered Bond Swap Provider with respect to  the Series 2010-4 N Covered Bonds (the "Series 2010-4 Covered Bonds") has been novated from Barclays Bank PLC to NAB (the "Covered Bond Swap Novation").

2.2      In consequence of the Covered Bond Swap Novation, with effect from 27 October 2015 the LLP has entered into a new covered bond swap agreement in respect of the Series 2010-4 Covered Bonds (the "New Covered Bond Swap Agreement") with NAB as Covered Bond Swap Provider.

3. AGREEMENTS AVAILABLE FOR INSPECTION

3.1   Copies of the Novation Agreement and the New Covered Bond Swap Agreement will be available for inspection at the specified office of the Issuer set out at paragraph 4 below with effect from 27 October 2015 and at the specified office of the Paying Agent, currently located at Citigroup Centre, Canada Square, London, E14 5LB, United Kingdom.

4. FURTHER INFORMATION

For further information regarding the matters set out in this notice, please contact:

Barclays Treasury
1 Churchill Place
London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Dated: 27 October 2015

Exhibit No. 6

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 1 dated 30 October 2015 to the Base Prospectus dated 4 August 2015 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/0183E_1-2015-10-30.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:
Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS relating to the BARCLAYS PLC AND Barclays Bank PLC £60,000,000,000 DEBT ISSUANCE Programme (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 7
2 November 2015

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2015, Barclays PLC's issued share capital consists of 16,785,162,450 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,785,162,450) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 8

2 November 2015

Barclays PLC

Proposed acquisition of Visa Europe Limited by Visa Inc.

Barclays notes today's announcement by Visa Inc. regarding its proposed acquisition of Visa Europe Limited, subject to regulatory approvals. Barclays Bank PLC is a shareholder and member of Visa Europe.

As set out in the announcement by Visa Inc., upfront consideration receivable on completion will comprise cash and preferred stock convertible into Visa Inc. class A common stock. Additional deferred cash consideration may also be payable following the fourth anniversary of closing subject to an earn-out mechanism. The preferred stock and earn-out elements of the consideration are contingent upon certain factors. We currently expect to report a post-tax profit of approximately £0.4bn on completion of the transaction (expected to be in 2016).

ENDS

For further information please contact:

Investor Relations Kathryn McLeland +44 (0) 20 7116 4943	Media Relations Archana Achuthan + 44 (0) 20 7116 4755

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.home.barclays